SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2007

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number:  1-9210

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

10889 Wilshire Boulevard

Los Angeles, California 90024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

	By	/s/ JIM A. LEONARD
Jim A. Leonard - Member of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated: June 27, 2008

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Note:

Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Occidental Petroleum Corporation
    Pension and Retirement Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007, Schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2007 and Schedule H, line 4a – schedule of delinquent participant loan repayments for the year ended December 31, 2007 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 25, 2008

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

(Amounts in thousands)

	2007	2006
Assets:
Investments:
At fair value:
Money market account	$6,521	15,512
Common/collective trust	15,901	19,230
Common stock	1,060,282	763,408
Mutual funds	591,317	531,670
Participant loans	22,464	22,359
Plan interest in master trust accounts	407,180	362,295
Total investments	2,103,665	1,714,474

Receivables:
Interest and dividends	25,692	10,671
Due from broker for securities sold	7,821	—
Total receivables	33,513	10,671
Total assets	2,137,178	1,725,145

Liabilities:
Payables under securities lending agreement	6,521	15,512
Due to broker for securities purchased	25,912	9,822
Total liabilities	32,433	25,334
Net assets available for benefits at fair value	2,104,745	1,699,811

Adjustment from fair value to contract value for interest in master trust account relating to fully benefit responsive investment contracts	(3,157)	2,790
Net assets available for benefits	$2,101,588	1,702,601

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

(Amounts in thousands)

	2007	2006
Additions:
Additions to net assets attributable to:
Investment income:
Interest	$1,568	1,480
Dividends	33,839	31,486
Net appreciation in fair value of investments	396,578	203,384
Plan interest in master trust accounts investment income	13,110	23,134
Total investment income	445,095	259,484

Contributions:
Participant	63,231	54,080
Employer	34,781	27,614
Participant rollovers	3,901	8,242
Total contributions	101,913	89,936
Total additions	547,008	349,420

Deductions:
Deductions from net assets attributable to:
Benefits paid to participants	147,227	130,036
Plan expenses	794	743
Total deductions	148,021	130,779
Net increase	398,987	218,641

Net assets available for benefits:
Beginning of year	1,702,601	1,483,960
End of year	$2,101,588	1,702,601

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)       Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)       General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (OPC, Oxy, or the Employer), a Delaware corporation, and participating subsidiaries (collectively, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)       Plan Administration

The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee (PARTAIC) as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee (PARPAC) as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). Members of the Committees are selected by the board of directors of OPC (the Board). The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. Bank of New York Trust Company (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

(c)      Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations. For 2007, the deferral percentage limits were 27.0% for non-Highly Compensated Employees (non-HCEs) and 14.0% for Highly Compensated Employees (HCEs). For 2006, the deferral percentage limits were 30.7% for non-HCEs and 14.0% for HCEs. Participants age 50 or older by the end of the Plan year were permitted to contribute before-tax catch-up contributions to the Plan up to $5,000 for the 2007 and 2006 Plan years.

Employer Matching Contributions – For noncollectively bargained employees, the Company contributes an amount equal to 100% of a participant’s contribution up to the first 6% of eligible compensation. For collectively bargained employees, the Company contributes 50%, 65%, 75%, 90%, or 100% as negotiated by their respective unions, of the first 6% of eligible compensation that a participant contributes to the Plan. All Employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the Oxy Stock Fund).

(continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(d)       Participant Accounts

Each participant’s account is credited with the participant’s elected contribution, the Employer’s respective matching contribution, and allocations of Plan earnings, and charged with an allocation of Plan investment losses, investment manager fees and Trustee fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)      Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Effective January 1, 2007, participants hired by the Company prior to January 1, 2007 vested 20% for each full year of service for the first two years and 100% vested after the third year. Participants that were hired after January 1, 2007 vest 100% after 3 years of vesting service.

(f)        Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, (ii) 50% of their account balance, or (iii) a loan amount that would require monthly payroll deductions for repayment not greater than 25% of the participant’s monthly base compensation. Loan terms range from one to five years for general purpose loans and six to ten years for primary residence loans. The loans are secured by the balance in the participant’s account and generally bear interest at a fixed rate equal to the Western Federal Credit Union’s loan rate for a loan secured by a member’s deposit account at the time the loan is approved. Interest rates ranged from 2% to 12% on loans outstanding as of December 31, 2007 and 2006. Principal and interest are paid ratably through monthly payroll deductions.

(g)       Distributions

Generally, on termination of service for any reason other than death, participants with an account balance greater than $5,000 may elect to receive the vested portion of their account under one of the following distribution options: (i) one lump-sum payment, (ii) straight-life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distribution, or (vi) deferral of payment with certain restrictions. Upon termination of service due to death, the beneficiary may elect to receive the vested interest in the form of (i), (ii), (iii), or (vi) only. A participant whose vested account balance is $5,000 or less may receive distributions only under options (i), (v), or (vi). Participants may elect to receive distributions from their account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

(h)       Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions. During 2007 and 2006, employer contributions were reduced by approximately $698,000 and $638,000, respectively, from forfeited nonvested accounts. At

(continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

December 31, 2007 and 2006, forfeited nonvested accounts totaled approximately $225,000 and $223,000, respectively. These accounts will be used to reduce future contributions.

(i)        Plan Amendments

Effective July 1, 2006, the Plan’s definition of eligible compensation was amended to include base salary or wages received during paid leaves of absence and periodic notice pay, but not single-sum notice payments or any severance pay payments.

The Board approved a resolution amending the Plan to permit all participants, regardless of age, who are 100% vested in the Plan to diversify all or a portion of their employer matching account invested in the Oxy Stock Fund among the other Plan investment options on any trading day effective July 1, 2006.

In addition, the Committees, in their June 14, 2006 meeting, decided to close the Oxy Stock Fund as a participant investment option. Thus, effective July 1, 2006, participants were no longer permitted to invest any portion of their employee contributions (including before-tax, after-tax, and rollover) into the Oxy Stock Fund.

Effective January 1, 2007, the Plan was amended to include bonus, up to $100,000, in calculating a non-named executive officer participant’s elective deferrals and matching contribution.

Beginning on March 31, 2007, the Oxy Stock Fund reopened to employee contributions (up to 55% of future employee contributions, including before-tax, after-tax and rollover), and balance transfer amounts from other investments funds in the Plan (up to 55% of the amount transferred).

Beginning June 1, 2007, transfers into the Oxy Stock Fund were limited to 55% of a Participant’s total Plan account balance.

Effective July 19, 2007, the Plan was amended to designate the Oxy Stock Fund as the employee stock ownership plan, where previously only the Oxy Stock held in the Matching Account was designated as the employee stock ownership plan.

(2)       Summary of Significant Accounting Policies

(a)       Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)       Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(c)        Investment Valuation and Income Recognition

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value. The common/collective trust is valued by the issuer based on quoted prices of the underlying securities.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(d)       Payment of Benefits

Benefits are recorded when paid.

(3)       Investments

The following presents investments that represent 5% or more of the Plan’s net assets (amounts in thousands):

	December 31
	2007		2006
Oxy stock*	$1,019,729		715,677
Invesco Stable Value Fund (GIC MTIA)	332,985		286,847
MFO Vanguard Employee Benefit Index Fund	184,129		175,431
MFO Dodge & Cox Balanced Fund	88,236	**	91,325
All other investments less than 5%	478,586		445,194
Total investments	$2,103,665		1,714,474

*      Participant- and nonparticipant-directed.

**   Less than 5%, included for comparative purposes.

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (amounts in thousands):

	2007	2006
Common stock	$389,269	152,764
Mutual funds	7,309	50,620
	$396,578	203,384

The Plan participated in the Trustee’s Securities Lending Program for its U.S. securities held in custody at the Trustee. These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements. For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a money market fund. The fair value of securities loaned was approximately $6,292,000 and $14,982,000 at December 31, 2007 and 2006, respectively. Cash collateral of approximately $6,521,000 and $15,512,000 was held at December 31, 2007 and 2006, respectively, with an offsetting liability.

The Plan and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities. Income earned was approximately $12,000 and $5,000 for 2007 and 2006, respectively, net of bank fees of approximately $6,000 and $3,000, respectively. This income is included in investment income as interest in the accompanying statements of changes in net assets available for benefits.

(4)       Oxy Stock Fund

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non participant-directed investments, is as follows (amounts in thousands):

	December 31
	2007	2006
Net assets:
Oxy Stock Fund	$1,036,427	734,490

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

	Year ended December 31
	2007	2006
Changes in net assets:
Contributions	$37,642	32,681
Investment income	13,918	14,941
Net appreciation in fair value of investments	390,882	145,886
Transfers between funds	(92,229)	(72,562)
Benefits paid to participants	(48,169)	(53,629)
Administrative expenses	(107)	(114)
	$301,937	67,203

(5)       Plan Interest in Master Trust Accounts

The Plan invests in three Master Trust Investment Accounts (MTIA), a guaranteed investment contract (GIC) fund managed by Invesco (GIC MTIA, also known as the Invesco Stable Value Fund), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA). The Plan and the OPC Retirement Plan each own an undivided interest in the GIC MTIA. The Plan and the OPC Master Retirement Trust (MRT) each own an undivided interest in the Advent MTIA and Bernstein MTIA.

The following table presents the fair value of the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	December 31
	2007	2006
Net assets of GIC MTIA:
Assets:
Guaranteed investment contracts, at fair value	$546,387	500,173
Short-term Investment Fund	16,587	12,781
Due from broker for securities sold	(252)	1,624
Accrued expense	(231)	(167)
Accrued investment income	41	45
	$562,532	514,456
Plan’s percentage interest in GIC MTIA net assets	59%	56%
Plan interest in GIC MTIA	$332,985	286,847

(continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The following table presents the investment income earned by the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31
	2007	2006
Investment income:
Net appreciation in contract value of investments	$25,676	24,487
Less investment expenses	(412)	(404)
	$25,264	24,083

The Plan’s interest in the net change (including investment income, additions, and deductions) in the GIC MTIA for the years ended December 31, 2007 and 2006 were approximately $14,477,000 and $13,060,000, respectively. The GICs are valued at fair value because they are fully benefit responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Withdrawals resulting from events initiated by the Company, such as Plan termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. The Committees are not aware of any such event being contemplated at this time.

Contract value for the synthetic GICs is determined based on the fair value of the assets underlying the synthetic GICs. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the “wrapper” contract issued by a third party. Fair value of the nonparticipating synthetic GICs is determined using a discounted cash flow method. Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. Fair value for security-backed investment contracts was derived from third-party sources, based on the type of investment held.

GICs provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the respective participating Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account GIC, except that the assets are placed in a trust with ownership by GIC MTIA rather than a separate account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants must execute Plan transactions at contract value.

During 2007 and 2006, the average yield earned on amounts invested in the GICs was 5.01% and 4.92%, respectively. As of December 31, 2007 and 2006, the average crediting interest rate on such contracts was 4.47% and 5.07%, respectively. There were no valuation allowances recorded to adjust contract amounts during the Plan years ended December 31, 2007 and 2006. Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

values for security-backed investment interest rates are a function of contract value, market value, yield, and duration. General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread.

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA at December 31, 2007 (amounts in thousands):

		Crediting
	Duration	interest rate	Contract	Fair
	(years)	percentage	value	value
Security-backed investments:
Synthetics:
Bank of America NT & SA	2.26	4.77%	$60,260	61,061
ING Life Ins & Ann Co (#60032)	2.26	4.35	72,114	72,487
JP Morgan Chase	3.69	5.08	96,441	97,967
Monumental Life Ins. Co. (#00595)	4.26	5.53	83,114	82,922
Pacific Life Insurance	2.26	4.71	72,398	73,276
State Street Bank	3.69	4.99	96,383	97,642
UBS AG	2.26	4.67	60,343	61,032
Total synthetics			541,053	546,387

Short-term investment fund:
Bank of New York			16,587	16,587
Total guaranteed investment contracts			557,640	562,974

Synthetic wrappers			—	(5,334)
Total contract value of guaranteed investment contracts			$557,640	557,640

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA at December 31, 2006 (amounts in thousands):

		Crediting
	Duration	interest rate	Contract	Fair
	(years)	percentage	value	value
Security-backed investments:
Synthetics:
Bank of America NT & SA	1.98	5.25%	$53,557	53,540
ING Life Ins & Ann Co (#60032)	2.28	4.52	71,017	69,972
JP Morgan Chase	3.54	5.06	93,052	91,996
Monumental Life Ins. Co. (#00595)	4.36	5.05	78,101	77,113
Pacific Life Insurance	2.28	5.05	67,233	66,932
State Street Bank	3.54	4.95	88,960	87,577
UBS AG	1.98	5.05	53,257	53,043
Total synthetics			505,177	500,173

Short-term investment fund:
Bank of New York			12,781	12,781
Total guaranteed investment contracts			517,958	512,954

Synthetic wrappers			—	5,004
Total contract value of guaranteed investment contracts			$517,958	517,958

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The following table presents the fair value of the net assets held by the Advent MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	December 31
	2007	2006
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investments	$848	471
Collateral received for securities loaned	7,300	5,819
Common stock	3,190	3,015
Preferred stock	15,048	9,093
Corporate bonds	19,291	19,287
Total investments	45,677	37,685

Receivables:
Due from broker for securities sold	454	15
Accrued investment income	147	143
Total receivables	601	158
Total assets	46,278	37,843

Liabilities:
Payable under securities lending agreement	7,300	5,819
Total liabilities	7,300	5,819
Net assets of Advent MTIA	$38,978	32,024
Plan’s percentage interest in Advent MTIA net assets	24%	15%
Plan interest in Advent MTIA	$9,456	4,810

(continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The following table presents the investment income earned by the Advent MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31
	2007	2006
Investment income:
Net appreciation in fair value of investments:
Common stock	$818	496
Preferred stock	696	766
Corporate bonds	466	1,034
	1,980	2,296
Interest and dividends	1,009	886
Less investment expenses	(254)	(219)
	$2,735	2,963

The Plan’s interest in the net change (including investment income, additions, and deductions) in the Advent MTIA for the years ended December 31, 2007 and 2006 was approximately $426,000 and $391,000, respectively.

The Advent MTIA participated in the Trustee’s Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2007 and 2006. These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements. For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a money market fund. The fair value of securities loaned was approximately $7,088,000 and $5,700,000 at December 31, 2007 and 2006, respectively. Cash collateral of approximately $7,300,000 and $5,819,000 was held at December 31, 2007 and 2006, respectively, with an offsetting liability.

The Advent MTIA and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities. Income earned during 2007 and 2006 was approximately $17,000 and $12,000, respectively, which is included in interest and dividends net of bank fees of approximately $9,000 and $6,000, respectively.

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The following table presents the fair value of net assets held by the Bernstein MTIA in which the Plan owns an undivided interest (amounts in thousands):

	December 31
	2007	2006
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investments	$1,038	5,395
Collateral received for securities loaned	61,138	27,807
Common stock	133,034	137,030
Total investments	195,210	170,232

Receivables:
Due from broker for securities sold	584	174
Accrued investment income	167	179
Total receivables	751	353
Total assets	195,961	170,585

Liabilities:
Due to broker for securities purchased	42	725
Payable under securities lending agreement	61,138	27,807
Total liabilities	61,180	28,532
Net assets of Bernstein MTIA	$134,781	142,053
Plan’s percentage interest in Bernstein MTIA net assets	48%	50%
Plan interest in Bernstein MTIA	$64,739	70,638

The following table presents the investment income (loss) earned by the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31
	2007	2006
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Common stock	$(4,293)	18,424
Interest and dividends	2,271	2,314
Less investment expenses	(1,145)	(968)
	$(3,167)	19,770

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The Plan’s interest in the net change (including investment income, additions, and deductions) in the Bernstein MTIA for the years ended December 31, 2007 and 2006 was $(1,793,000) and $9,683,000, respectively.

The Bernstein MTIA participated in the Trustee’s Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2007 and 2006. These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements. For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a money market fund. The fair value of securities loaned was approximately $58,814,000 and $27,034,000 at December 31, 2007 and 2006, respectively. Cash collateral of approximately $61,138,000 and $27,807,000 was held at December 31, 2007 and 2006, respectively, with an offsetting liability.

The Bernstein MTIA and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities. Income earned during 2007 and 2006 was approximately $82,000 and $45,000, respectively, net of bank fees of approximately $44,000 and $24,000, respectively.

(6)                     Related-Party Transactions

The Trustee and OPC are parties in interest as defined by ERISA. The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. The Plan paid about $329,000 and $310,000 to the Trustee for the years ended December 31, 2007 and 2006, respectively.

(7)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions.

(8)                     Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated June 14, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

(9)                     Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds, actively managed funds, and the Oxy Stock Fund. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balance and the amounts reported in the statements of net assets available for benefits.

(continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation by the Plan are prohibited.

As of December 31, 2007 and 2006, approximately 48% and 42%, respectively, of total Plan investments were invested in Oxy stock.

(10)              Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (amounts in thousands):

	2007	2006
Net assets available for benefits per the financial statements	$2,101,588	1,702,601
Amounts allocated to withdrawing participants	(1,879)	(429)
Net assets available for benefits per the Form 5500	$2,099,709	1,702,172

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006 (amounts in thousands):

	2007	2006
Benefits paid to participants per the financial statements	$147,227	130,036
Amounts allocated to withdrawing participants at December 31, 2007	1,879	—
Amounts allocated to withdrawing participants at December 31, 2006	(429)	429
Amounts allocated to withdrawing participants at December 31, 2005	—	(719)
Benefits paid to participants per the Form 5500	$148,677	129,746

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.

Schedule 1

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(Dollar amounts in thousands)

		(c)
		Description of investment,
(a)	(b)	including maturity date, rate of		(e)
Related	Identity of issue, borrower,	interest, collateral, par, maturity	(d)	Current
party	lessor, or similar party	value, or duration	Cost(1)	value
*	Money market account:
	BNY Institutional Cash Reserves Fund(2)	Cash collateral under securities lending agreement with obligation to return	$6,292	$6,521
*	Common collective trust:
	BNY Short-Term Investment Fund	A collective trust investing in short-term securities, 15,900,488 units		15,901
	Common stock:
	Alcoa Inc.	Common stock, 17,800 shares		651
	Altria Group Inc. (fka Phillip Morris)	Common stock, 22,900 shares		1,731
	American Electric Pwr Co. Inc.	Common stock, 9,100 shares		424
	American International Group Inc.	Common stock, 21,000 shares		1,224
	Amerisourcebergen Corp.	Common stock, 11,000 shares		494
	Arcelormittal SA Luxembourg(3)	Common stock, 10,400 shares		804
	AT&T Inc.	Common stock, 39,000 shares		1,621
	Autoliv Inc. Com	Common stock, 4,300 shares		227
	Bank of America Corp.	Common stock, 38,200 shares		1,576
	Black & Decker Corp.(3)	Common stock, 5,200 shares		362
	Borg Warner Inc.	Common stock, 6,200 shares		300
	BP PLC Spons ADR	Common stock, 12,000 shares		878
	Caterpillar Inc.	Common stock, 4,400 shares		319
	CBS Corp. New(3)	Common stock, 22,900 shares		624
	ChevronTexaco Corp.	Common stock, 17,900 shares		1,670
	Citigroup Inc.	Common stock, 13,100 shares		386
	Clorox Company	Common stock, 3,900 shares		254
	Conocophillips	Common stock, 19,500 shares		1,722
	Convidien Ltd(3)	Common stock, 5,850 shares		259
	Deutsche Bank NPV(3)	Common stock, 2,700 shares		349
	Dow Chemical Company Common	Common stock, 20,800 shares		820
	Eaton Corp.	Common stock, 3,100 shares		301
	Entergy Corp. New(3)	Common stock, 2,700 shares		323
	Exxon Mobil Corp.	Common stock, 20,000 shares		1,874
	Federal Home Loan Mtg. Corp.	Common stock, 15,200 shares		518
	Federal Natl Mtg. Assn.	Common stock, 7,100 shares		284
	Fidelity Natl Financial Inc.	Common stock, 8,900 shares		130
	Flextronics Intl Ltd.	Common stock, 32,600 shares		393
	General Electric Co.	Common stock, 20,000 shares		741
	General Motors Corp.(3)	Common stock, 12,300 shares		306
	Genworth Financial Inc	Common stock, 17,500 shares		445
	Goldman Sachs Group Inc.	Common stock, 2,100 shares		452
	Ingersoll Rand Co.	Common stock, 10,200 shares		474
	International Business Machines Corp.(3)	Common stock, 8,500 shares		919
	JPMorgan Chase & Co.	Common stock, 31,600 shares		1,379
	KB Home(3)	Common stock, 9,200 shares		199
	Kroger Co.(3)	Common stock, 12,700 shares		339
	Macys Inc.	Common stock, 22,700 shares		587
	Marathon Oil Corp.	Common stock, 12,000 shares		730
	MBIA Inc.(3)	Common stock, 5,300 shares		99
	Mckesson Corp.	Common stock, 9,900 shares		649
	Merck & Co. Inc.	Common stock, 6,600 shares		384
	Merrill Lynch & Co. Inc.	Common stock, 12,500 shares		671
	Metlife Inc.	Common stock, 19,400 shares		1,195
	Microsoft Corp.	Common stock, 9,000 shares		320
	Morgan Stanley Co.	Common stock, 14,000 shares		744
	Nokia Corp.	Common stock, 7,600 shares		292
	Northrop Grumman Corp.	Common stock, 9,500 shares		747
*	Occidental Petroleum Corp.(4)	Common stock, 13,244,958 shares	168,918	1,019,729

(continued)

Schedule 1-2

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(Dollar amounts in thousands)

		(c)
		Description of investment,
(a)	(b)	including maturity date, rate of		(e)
Related	Identity of issue, borrower,	interest, collateral, par, maturity	(d)	Current
party	lessor, or similar party	value, or duration	Cost(1)	value
	Office Depot Inc.	Common stock, 9,500 shares	$	$132
	Parker Hannifin Corp.	Common stock, 3,900 shares		294
	Pfizer Inc.	Common stock, 86,700 shares		1,971
	Renaissancere Hldgs Ltd.	Common stock, 3,500 shares		211
	Royal Dutch Shell PLC	Common stock, 3,400 shares		286
	Sanmina-Sci Corp.	Common stock, 30,100 shares		55
	Sara Lee Corp.(3)	Common stock, 35,300 shares		567
	Sprint Nextel Corp.(3)	Common stock, 40,000 shares		525
	Supervalu Inc.	Common stock, 9,400 shares		353
	Tech Data Corp.	Common stock, 4,900 shares		185
	Terex Corp.	Common stock, 4,100 shares		269
	Time Warner Inc.	Common stock, 24,500 shares		404
	Travelers Cos Inc.	Common stock, 18,600 shares		1,001
	Tyco Electronics(3)	Common stock, 5,850 shares		217
	Tyco Int’l LTD W/I(3)	Common stock, 5,850 shares		232
	Verizon Communications, Inc.	Common stock, 10,300 shares		450
	Vodafone Group(3)	Common stock, 26,000 shares		970
	XL Capital Ltd. Cl A(3)	Common stock, 4,800 shares		241
		Total common stock		1,060,282
	Participant loans:(4)	1,756 participant loans, various maturities, interest rates range from 2.0%–12.0%, balances collateralized by participant account		22,464
	Mutual funds:
	MFO Causeway Cap Mgmt. Intl Value Inst’l	4,674,932 shares		78,398
	MFO Dodge & Cox Balanced Fund	1,089,331 shares		88,236
	MFO Fidelity Magellan Fund Inc Open End Fund	862,442 shares		80,957
	MFO Hbr Fund Cap Appreciation Fund	870,106 shares		32,464
	MFO Pimco Funds Pac Invt Mgmt Ser	2,974,876 shares		31,801
	MFO Vanguard Emp Benefit Index Fund	1,358,982 shares		184,129
	MFO Vanguard Mid-Cap Index Inst’l
	Fund	3,400,287 shares		70,590
	MFO Vanguard Reit Index Inst’l Fund	1,832,719 shares		24,742
		Total mutual funds		591,317
	Plan interest in master trust accounts:
	Advent Unit Master Trust	714,572 units		9,456
	MFO Alliance Bernstein Small Cap Units	4,603,519 units		64,739
	Invesco Stable Value Fund	20,677,777 units		332,985
		Total plan interest in master trust accounts		407,180
		Total		$2,103,665

(1)	Cost information omitted for participant-directed investment.
(2)	This is cash received for securities loaned subject to an offsetting payable of equal amount, which is nonparticipant directed.
(3)	Common stock lent under securities lending agreement.
(4)	Includes nonparticipant-directed investments.
*	Represents a party in interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Schedule 2

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2007

(Dollar amounts in thousands)

							Current value
	Description of asset (includes				Expense		of asset on
	interest rate and maturity	Purchase	Selling		incurred with		transaction
Identity of party involved	in case of loan)	price	price	Lease rental	transaction	Cost of asset	date	Net gain
Series of transactions:
* Occidental Petroleum Corp.	Occidental Petroleum Corp. Common Stock:
	1 Acquisition	$8,677	—	—	—	8,677	8,677	—
	8 Dispositions	—	80,158	—	—	16,206	80,158	63,952

Invesco	Invesco Stable Value Fund:
	139 Acquisitions	114,325	—	—	—	114,325	114,325	—
	124 Dispositions	—	88,610	—	—	78,871	88,610	9,739

* Bank of New York	BNY Short-Term Investment Fund:
	698 Acquisitions	171,003	—	—	—	171,003	171,003	—
	451Dispositions	—	174,333	—	—	174,333	174,333	—

*  Represents a party in interest, as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Schedule 3

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Loan Repayments

Year ended December 31, 2007

Total that constitute nonexempt prohibited transactions
Participant		Participant	Participant
loan		loan	loan	Total fully
repayments	Participant loan	repayments	repayments	corrected
transferred late	repayments	corrected	pending	under VFCP
to the Plan	not	outside of	correction in	and PTE
during the year	corrected	VFCP	VFCP	2002-51
$3,281,225	—	3,281,225	—	—

The Company untimely remitted certain loan repayments to the Plan. Loan repayments were remitted to the Plan on a monthly basis even for amounts withheld from the participant’s wages during the first two weeks of the month. The monthly average of loan repayments untimely transferred is $245,000 for Plan years 2002 through 2007. The Company will reimburse the Plan by July 1, 2008 for lost earnings of approximately $64,000 due to late remittance of loan repayments from January 2002 through June 2008 using the DOL’s on-line calculation and in accordance with the methodology outlined in the DOL’s Voluntary Fiduciary Correction Program (VFCP). Effective July 1, 2008, the Company will remit loan repayments to the Plan as soon as they can be reasonably segregated from the Company’s assets.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm